

Mail Stop 4561

March 3, 2010

Via U.S. mail and facsimile

John P. Daglis
President, Chief Executive Officer
Axiologix Education Corporation
501 Scarborough Dr., Suite 308E
Egg Harbor Township, NJ 08234

> **Re: Axiologix Education Corporation**
> **Amendment Nos. 4 and 5 to Registration Statement on Form S-1**
> **Filed February 16, 2010 and February 19, 2010**
> **File No. 333-161321**

Dear Mr. Daglis:

We have reviewed your response letter and amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 26, 2010.

Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 31

1.   You do not appear to have disclosed all persons who own more than 5% of your 1,685,000 shares of common stock issued and outstanding. For instance, based on disclosure from your Selling Shareholders section, as of the date of this prospectus Dennis Gitas appears to own 500,000 shares, or 29.67%, while Gordon Lowry appears to own 300,000 shares, or 17.80%. Please disclose all persons that control more than 5% of your outstanding common stock. See Item 403 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm

2.   We note that you restated the May 31, 2009 financials to correct the error relating to the valuation of shares issued to such period. We further the reference to the restatement footnote in the report of the company's independent registered public accounting firm. Tell us how your auditors considered the guidance in AU Section 530 to either dual date or re-date their report.

Statements of Cash Flow, page F-4

3.   Revise to include a statement of cash flows for the periods ended November 30, 2009. Also, ensure that the statement of cash flows for the period from inception through May 31, 2009 reflects the restated financial information. For instance, your current statement of cash flows shows net loss of ($165,439); when the net loss for this period, as restated, is ($174,179).

Note 7. Stockholders' Equity, page F-9

4.   We note that during the six months ended November 30, 2009, you redeemed and cancelled common stock on various occasions at a per share price of $0.33. Tell us whether these transactions were with related or unrelated parties and explain further how you determined the redemption price for such shares.

Part II. Information Not Required in the Prospectus

Exhibits

5.   Please include a revised legal opinion that opines on the validity of the 1,685,000 shares being registered.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (206) 493-2777</u>
        Faiyaz Dean, Esq.
        Dean Law Corp.